UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Educate, Inc.

(Name of the Issuer)

Educate, Inc.
Rudolf Christopher Hoehn-Saric
Douglas L. Becker
Steven M. Taslitz
Merrick M. Elfman
Eric D. Becker
Peter J. Cohen
Jeffrey H. Cohen
Kevin E. Shaffer
Edge Acquisition, LLC
Edge Acquisition Corporation
Sterling Capital Partners, L.P.
Sterling Capital Partners II, L.P.
Sterling Capital Partners III, L.P.
Sterling Capital Partners GmbH & Co.KG
Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
Citigroup Capital Partners II Employee Master Fund, L.P.
Citigroup Capital Partners II Onshore, L.P.
Citigroup Capital Partners II Cayman Holdings, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P100

(CUSIP Number of Class of Securities)

Educate, Inc. 1001 Fleet Street Baltimore, Maryland 21202 (410) 843-8000 (312) 902-5200	Rudolf Christopher Hoehn-Saric c/o Fund Management Services, LLC 6225 Smith Avenue Suite 210 Baltimore, Maryland 21209 (443) 703-1700
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Jeffrey H. Cohen, Esq. Rick Madden, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Suite 3400 Los Angeles, CA 90071 (213) 687-5000	Mark D. Wood, Esq. Katten Muchin Rosenman LLP 525 West Monroe Chicago, IL 60661 (312) 902-5200

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240.14a-1 through
240.14b-2), Regulation 14C (ss 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities
Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:       ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$371,482,344	$11,404.51

* Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon: 43,163,307 shares of common stock, par value $0.01 per share (“Common Stock”), of Educate, Inc. outstanding and owned by stockholders other than Educate, Inc., and 3,271,986 shares of Common Stock underlying outstanding stock options. The filing fee equals the product of (i) 46,435,293 of shares of Common Stock  and (ii) the merger consideration of $8.00 in cash per share of Common Stock (the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .0000307.

☒   Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,404.51

Form or Registration No.: Preliminary Schedule 14A

Filing Party: Educate, Inc.

Date Filed:  March 9, 2007

INTRODUCTION

This Amendment No. 5 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Educate, Inc., a Delaware corporation (the “Company”) and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Edge Acquisition, LLC, a Delaware limited liability company (“Parent”), Edge Acquisition Corporation, a Delaware corporation (“MergerCo”) and wholly-owned subsidiary of Parent, Rudolf Christopher Hoehn-Saric, Douglas L. Becker, Steven M. Taslitz, Merrick M. Elfman, Eric D. Becker, Peter J. Cohen, Jeffrey H. Cohen, Kevin E. Shaffer, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., Sterling Capital Partners GmbH & Co.KG, Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P. and Sterling Capital Partners III, L.P. (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to this Transaction Statement.

ITEM 15.               Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

On June 12, 2007, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to adopt the Agreement and Plan of Merger, dated as of January 28, 2007, by and among the Company, Parent and MergerCo.

On June 14, 2007, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which MergerCo was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

In the Merger, (a) all of the issued and outstanding shares of the Company’s common stock (other than shares held by Parent, MergerCo, the Company or any of their respective direct or indirect wholly-owned subsidiaries, and other than shares held by stockholders properly exercising appraisal rights), par value $0.01 per share, were converted into the right to receive $8.00 per share in cash, without interest, (b) the holders of each outstanding option to acquire the Company’s common stock (other than any options held by Mr. Hoehn-Saric and certain options retained by rollover optionees), received, for each share subject to such option, an amount equal to the excess, if any, of $8.00 over the exercise price of such option, without interest and (c) the separate corporate existence of MergerCo ceased.

As a result of the Merger, the Company’s common stock ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) as of the close of trading on June 14, 2007 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rule 12g-4 promulgated under the Exchange Act. Accordingly, on June 14, 2007, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

ITEM 16.               Exhibits.

(a)(4)       Press Release, dated June 14, 2007 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2007)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  June 18, 2007

Educate, Inc.

By:	/s/ Rudolf Christopher Hoehn-Saric
Name: Rudolf Christopher Hoehn-Saric
Title: Chief Executive Officer

Edge Acquisition, LLC

By:	/s/ Steven M. Taslitz
Name: Steven M. Taslitz
Title: President and Treasurer

Edge Acquisition Corporation

By:	/s/ Steven M. Taslitz
Name: Steven M. Taslitz
Title: President and Treasurer

Sterling Capital Partners, L.P.

By:	SC Partners, L.P., its general partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Sterling Capital Partners II, L.P.

By:	SC Partners II, L.P., its general partner
By:	Sterling Capital Partners II, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Sterling Capital Partners III, L.P.

By:	SC Partners III, L.P., its general partner
By:	Sterling Capital Partners III, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

Sterling Capital Partners GmbH & Co. KG

By:	SC Partners, L.P., its managing limited partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Merrick Elfman
Name:	Merrick Elfman
Title:	Senior Managing Director

/s/ Rudolf Christopher Hoehn-Saric
Rudolf Christopher Hoehn-Saric

/s/ Douglas L. Becker
Douglas L. Becker

/s/ Steven M. Taslitz
Steven M. Taslitz

/s/ Merrick M. Elfman
Merrick M. Elfman

/s/ Eric D. Becker
Eric D. Becker

/s/ Peter J. Cohen
Peter J. Cohen

/s/ Jeffrey H. Cohen
Jeffrey H. Cohen

/s/ Kevin E. Shaffer
Kevin E. Shaffer

Citigroup Capital Partners II Employee Master Fund, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

Citigroup Capital Partners II Onshore, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

Citigroup Capital Partners II Cayman Holdings, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
	By:	Citigroup Private Equity LP, its general partner

By:	/s/ Ranesh Ramanathan
Name:	Ranesh Ramanathan
Title:	Secretary